Deutsche Bank’s virtual Annual General Meeting 2022 to be even more interactive – shareholders to receive dividend

  Shareholders to receive dividend for the first time since 2018 financial year – Management Board and Supervisory Board propose 0.20 euros per share
  AGM to vote on proposal to elect Alexander Wynaendts and Yngve Slyngstad to the Supervisory Board
  The entire Annual General Meeting (AGM) including the general debate and voting will again be available to watch live via a public webcast
  Chairman Paul Achleitner and CEO Christian Sewing’s speeches are expected to be published on the bank’s website on May 11, 2022
  Shareholders can again participate live via an interactive dialogue function and pre-submit statements. This year for the first time, statements can also be submitted via video and in English
  Improved possibilities to ask follow-up questions during the AGM

Deutsche Bank (XETRA: DBKGn.DB / NYSE: DB) will hold its Annual General Meeting 2022 in a virtual format for the third consecutive year in order to protect the health of the bank’s shareholders during the ongoing pandemic.

"Unfortunately, it will again not be possible to meet our shareholders in person this year. This made it all the more important for us to further expand the opportunities for participation in order to make the virtual Annual General Meeting even more shareholder-friendly," said Paul Achleitner, Chairman of Deutsche Bank’s Supervisory Board. "I am delighted that the Management Board and the Supervisory Board can propose a dividend of 20 cents per share to the AGM," he added.

"An Annual General Meeting thrives on the fullest possible exchange with our shareholders," added Management Board member Stefan Simon. "That’s why we were particularly keen to further develop the virtual AGM format in order to continue to strengthen the quality of the dialogue. For example, there will be an online vote prior to the AGM where shareholders can select which of the topics included in pre-submitted questions are of particular interest for them."

The Agenda, which comprises 12 items in total, was published in the German Bundesanzeiger and on Deutsche Bank’s website (https://agm.db.com) on April 4. Consistent with the announcement made in January 2022, the Management Board and the Supervisory Board propose a cash dividend of 0.20 euros per share for the financial year 2021. In addition, the Management Board has decided to start a share buyback programme with a volume of 300 million euros, which was initiated on March 14. In total, this would correspond to a capital distribution to shareholders of around 700 million euros – a first step towards the recently expanded ambition to distribute 8 billion euros of capital to shareholders for the financial years 2021 to 2025. From 2025 onwards, the Management Board aims to distribute a total of 50 percent of the net profit attributable to shareholders.

The shareholders will also vote on the Supervisory Board’s proposal to elect Alexander Wynaendts and Yngve Slyngstad as new shareholder representatives to the Supervisory Board. As already announced in November, it is then planned to elect Wynaendts as Chairman of the Supervisory Board and therefore as successor to Paul Achleitner, who will not stand for re-election after 10 years and will thus leave the bank’s Supervisory Board at the end of the AGM.

Interactive participation in the AGM

The AGM format provides ample opportunities for Deutsche Bank shareholders to exercise their rights.

  The entire AGM, including the general debate and voting, will be broadcast live and available to the public on the bank’s website at https://agm.db.com.
  A forum will again be provided for shareholders’ statements on AGM topics. Statements that are submitted according to the requirements in text form or – new for this year – as a video recording in German and/or English to the company by May 13, 2022, 12.00 (CEST), will be published before the AGM on the bank’s website.
  As an additional service, shareholders can select up to three areas of interest out of the topics addressed in pre-submitted questions via the shareholder portal at https://netvote.db.com in the run-up to the AGM, so the bank can better understand which topics are of particular interest to its shareholders.

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  The bank plans to publish an overview of the meeting schedule and the order of topics in the Q&A session on the day of the AGM. This overview will be available on the bank’s website and via the shareholder portal and will make it easier to follow the topics during the event.
  Registered shareholders can submit questions in advance, as last year, via the shareholder portal until 24.00 (CEST) on May 17, 2022.
  In addition, shareholders who have submitted questions in time, may ask up to three follow-up questions via the shareholder portal during the AGM. Unlike last year, the follow-up questions may now also relate to questions from other shareholders.
  As last year, the bank intends to give shareholders the possibility to speak during the live audio and video broadcast of the AGM. The bank plans to allow more time for this than in the previous year.
  Details on the expanded interactive options are included in the Agenda, which can be downloaded from https://agm.db.com.

For further information please contact:

Deutsche Bank AG

Media Relations

Sebastian Krämer-Bach

Phone: +49 69 910 43330

Email: sebastian.kraemer-bach@db.com

Christian Streckert

Phone: +49 69 / 910 38079

Email: christian.streckert@db.com

Eduard Stipic

Phone: +49 69 / 910 41864

Email: eduard.stipic@db.com

Investor Relations

+49 800 910-8000

db.ir@db.com

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About Deutsche Bank

Deutsche Bank provides retail and private banking, corporate and transaction banking, lending, asset and wealth management products and services as well as focused investment banking to private individuals, small and medium-sized companies, corporations, governments and institutional investors. Deutsche Bank is the leading bank in Germany with strong European roots and a global network.

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement.

Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission.

Such factors are described in detail in our SEC Form 20-F of 11 March 2022 under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

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